Exhibit 99.3

In this Management’s Discussion and Analysis of Financial Condition and Results of Operations, unless otherwise indicated or the context otherwise requires, “we,” “us,” “our,” the “Company” and “Legend Biotech” refer to Legend Biotech Corporation and its consolidated subsidiaries. References to “GenScript” refer to Genscript Biotech Corporation, our majority stockholder. Defined terms used, but not defined, in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” have the meaning ascribed to them in the Form 20-F.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our interim condensed consolidated financial statements and the accompanying notes.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of present and historical facts and conditions are forward-looking statements. Forward-looking statements can often be identified by words or phrases, such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Such forward-looking statements reflect our current expectations and views of future events, but are not assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, our financial needs, our operational results and other future conditions. These forward-looking statements involve various risks and uncertainties. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation, statements relating to our strategies and objectives; statements relating to CARVYKTI™, including our expectations for CARVYKTI™, such as our manufacturing and commercialization expectations for CARVYKTI™ and the potential effect of treatment with CARVYKTI™; statements about submissions for cilta-cel to, and the progress of such submissions with, the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA), the Chinese Center for Drug Evaluation of National Medical Products Administration (CDE) and other regulatory authorities; the anticipated timing of, and ability to progress, clinical trials, including patient enrollment and the resumption of the Phase 1 clinical trial of LB1901; the ability to maintain and progress the conditional marketing authorization for cilta-cel granted by the EMA; the submission of Investigational New Drug (IND) applications to, and maintenance of such applications with, regulatory authorities; the ability to generate, analyze and present data from clinical trials; the potential benefits of Legend Biotech’s product candidates; the severity and duration of the evolving COVID-19 pandemic and the resulting impact on macro-economic conditions; failures to secure required regulatory approvals; delays or negative determinations by regulatory authorities; changes or increases in oversight and regulation; increased competition; manufacturing delays or problems; inability to achieve enrollment targets; disagreements with our collaboration partners; legal challenges, including product liability claims or intellectual property disputes; commercialization factors, including regulatory approval and pricing determinations; disruptions to access to raw materials; delays or disruptions at manufacturing facilities; proliferation and continuous evolution of new technologies; dislocations in the capital markets; and other important factors described under “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2022 (the “Annual Report”) and under “Risk Factors” in any other reports that we file with the Securities and Exchange Commission. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, even if our results of operations, financial condition and liquidity are consistent with the forward-looking statements contained in this Annual Report on Form 20-F, those results or developments may not be indicative of results or developments in subsequent periods.

Overview

We are primarily a global, clinical-stage biotechnology company dedicated to treating, and one day curing, life-threatening diseases. We are developing advanced cell therapies across a diverse array of technology platforms, including autologous and allogeneic chimeric antigen receptor T-cell and natural killer cell-based immunotherapy. From our three research and development, or R&D, sites around the world, we apply these innovative technologies to pursue the discovery of safe, efficacious and cutting-edge therapeutics for patients worldwide.

We are currently engaged in a strategic collaboration with Janssen Biotech, Inc., or Janssen, to develop and commercialize our lead product candidate, ciltacabtagene autoleucel, or cilta-cel, an investigational BCMA-targeted CAR-T cell therapy for patients living with multiple myeloma, or MM. On February 28, 2022 cilta-cel was approved by the FDA under the trademark CARVYKTI™ for the treatment of adults with relapsed or refractory MM who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent and an anti-CD38 monoclonal antibody or, together, the prior therapies. In addition, in May 2022, the European Commission granted the Company conditional marketing authorization for CARVYKTI™ for the treatment of adults with relapsed or refractory MM who have received the prior therapies and have demonstrated disease progression on the last therapy. We have established a sales, marketing and operational infrastructure to support the launch of CARVYKTI™ in the United States and are working with Janssen to set up the infrastructure to make CARVYKTI™ available to patients across Europe. Following the FDA’s approval of CARVYKTI™ and the European Commission’s grant of conditional marketing authorization for CARVYKTI™, we are continuing to develop cilta-cel for potential further improvements in the treatment of MM.

In December 2017, we entered into a collaboration and license agreement with Janssen for the worldwide development and commercialization of cilta-cel. Pursuant to the Janssen Agreement, we granted Janssen a worldwide, co-exclusive (with us) license to develop and commercialize cilta-cel. We and Janssen will collaborate to develop and commercialize cilta-cel for the treatment of MM worldwide pursuant to a global development plan and global commercialization plan.

Janssen will be responsible for conducting all clinical trials worldwide with participation by our team in the United States and Greater China for cilta-cel. We will be responsible for conducting regulatory activities, obtaining pricing approval and booking sales for Greater China, while Janssen will be responsible for conducting regulatory activities, obtaining pricing approval and booking sales for the rest of the world. We and Janssen will share development, production and commercialization costs and pre-tax profits or losses equally in all countries of the world except for Greater China, for which the cost-sharing and profit/loss split will be 70% for us and 30% for Janssen.

In consideration for the licenses and other rights granted to Janssen, Janssen paid us an upfront fee of $350.0 million and we were eligible to receive up to an additional $1.35 billion in milestone payments from Janssen. Of the $1.35 billion, we do not believe we are eligible to receive $280 million due to mutually agreed upon modifications to our clinical development plan that resulted in the decision to not conduct certain trials. We have previously received the following milestone payments:

•	$25 million, $30 million, and $30 million in January 2019, September 2019 and January 2020, respectively, upon the dosing of a specified numbers of patients in our CARTITUDE-1 clinical trial,

•	a milestone payment of $25 million in September 2019 for the receipt of a response data readout from a specified number of patients in our CARTITUDE-1 clinical trial showing an ORR of at least 50%,

•	a milestone payment of $75 million in January 2021 in connection with the initiation of a rolling submission of a Biologics License Application to the U.S. FDA, for cilta-cel,

•	a milestone payment of $15 million in July 2021 in connection with the submission of a Marketing Authorization to the EMA;

•

milestone payments of $50 million during February 2022 in connection with the submission of an NDA to the PMDA in Japan and the enrollment of a specified numbers of patients in our CARTITUDE-5 clinical trial;

•	milestone payment of $50 million during April 2022 in connection with FDA’s approval of CARVYKTI™.

Additionally, we are eligible to receive further milestone payments up to $125 million for the achievement of specified manufacturing milestones and an additional $645 million consisting of $435 million for the achievement of specified future development and regulatory milestones and $210 million for the achievement of specified net trade sales milestones.

Furthermore, until such time as our collaboration experiences its first profitable year, we are entitled to receive advances from Janssen if the collaboration’s estimated working capital for any year falls below $50 million. In such event, Janssen provides advances to us in an amount equal to the excess of $50 million over the collaboration’s working capital for the year. The total amount of such advances in any calendar year may not exceed $125 million and the total amount of such advances outstanding at any time may not exceed $250 million. Outstanding advances accrue interest at the London Interbank Offered Rate (LIBOR) published by the Wall Street Journal plus 2.5%. Janssen has the right to recoup such advances and interest from our share of the collaboration’s pre-tax profits and, subject to some limitations, from milestone payments due to us under the collaboration and license agreement. We are not otherwise obligated to repay the advances or interest, except in connection with our change in control or a termination of the collaboration and license agreement by Janssen due to our material breach of the agreement. We may at any time in our discretion voluntarily pre-pay any portion of the then outstanding advances or associated interest. As of March 31, 2022, the aggregate outstanding principal amount of such advances and interest were $125.0 million and $1.7 million, respectively.

Recent Business Developments

•

On February 28, 2022, FDA approved CARVYKTI™ for the treatment of adults with relapsed or refractory multiple myeloma who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody, marking the company’s first product approved by a health authority.

•

On May 26, 2022, the EC granted conditional marketing authorization of CARVYKTI™ for the treatment of adults with relapsed and refractory multiple myeloma who have received at least three prior therapies, including a proteasome inhibitor (PI), an immunomodulatory agent (IMiD) and an anti-CD38 antibody, and have demonstrated disease progression on the last therapy.

•	On April 21, 2022, Legend announced the achievement of a $50 million milestone under its collaboration agreement with Janssen Biotech, Inc. (Janssen) for CARVYKTI™.

•

On May 9, 2022, Legend Biotech announced that it had engaged Ernst & Young LLP, located in the United States, as the company’s independent, registered public accounting firm for the audits of Legend Biotech’s financial statements and internal control over financial reporting for the fiscal year ending December 31, 2022.

•

On June 4, 2022, Legend Biotech presented new and updated results from the CARTITUDE Clinical Development Program evaluating cilta-cel in the treatment of multiple myeloma at the 2022 annual meeting of the American Society of Clinical Oncology (ASCO).

•

On February 25, 2022, CARTITUDE-6 (not yet recruiting; sponsored by the European Myeloma Network), a second Phase 3 trial in frontline multiple myeloma, was posted on clinicaltrials.gov. This Phase 3, randomized, open-label study compares daratumumab, bortezomib, lenalidomide and dexamethasone (DVRd) followed by cilta-cel vs. DVRd followed by autologous stem cell transplant (ASCT) in newly diagnosed, transplant-eligible patients with multiple myeloma.

•

On June 3, 2022, Legend Biotech announced that the FDA cleared its investigational new drug (IND) application to evaluate LB1908 in a Phase 1 clinical trial. LB1908 is an investigational, autologous chimeric antigen receptor T-cell (CAR-T) therapy targeting Claudin 18.2 for the treatment of adults with relapsed or refractory gastric, esophageal or pancreatic cancers.

•

On March 23, 2022, Legend Biotech was awarded Newcomer of the Year at the tenth annual Foreign Investment Trophy ceremony hosted by Flanders Investment & Trade (FIT) for its joint investment in a state-of-the-art manufacturing facility in Flanders with Janssen Pharmaceutica N.V.

Impact of COVID-19 on Our Business

The COVID-19 situation is very fluid across the world where each country or the sites within a country could be impacted differently. For the three months ended March 31, 2022, COVID-19 has had limited impact on our operations.

Following the guidance recently issued by FDA and EMA on conducting clinical trials in this uncertain period, we are working closely with investigators, putting patient’s safety first, while trying our best to move the studies forward.

In China, IIT studies slowed down due to clinical sites priority shifting to COVID-19 related work and local policy of quarantine after Chinese New Year in 2020. IIT studies also slowed due to government-imposed shutdowns in Shanghai and other cities in China during the first half of 2022. The situation has been improving gradually and majority of IIT studies work resumed since March 2020. Product manufacture and patient treatment have continued unabated, however we are experiencing lower enrollment rates in CARTIFAN-1 trial.

Product manufacturing in both the US and China have continued. Currently we have not experienced any material impact to our material supply chain, however we may experience adverse impacts to our supply chain in the future as a result of COVID-19, geopolitical disruption or inflation. Increased quantities of certain raw materials and consumables have been stocked as an appropriate safety measure. We have established robust sourcing strategies for all necessary materials and does not expect any significant impact.

There are still uncertainties of COVID-19’s future impact on our business, results of operations and financial condition, and the extent of the impact will depend on numerous evolving factors including, but not limited to: the magnitude and duration of COVID-19, the development and progress of distribution of COVID-19 vaccines and other medical treatments, the speed of the anticipated recovery, and governmental and business reactions to the pandemic. If the situation materially deteriorates, our business, results of operations and financial condition could be materially and adversely affected. We will continue to monitor and assess the impact of the ongoing development of the pandemic on our financial position and operating results and respond accordingly.

Comparison of three months ended March 31, 2022 and 2021

The following table summarizes our results of operations for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,		Increase (Decrease)
	2022	2021
	(in thousands)
Consolidated Statement of Operations Data:
Revenue	$40,827	$13,682	$27,145
Other income and gains	1,012	722	290
Operating expenses:
Research and development expenses	(81,346)	(71,072)	(10,274)
Administrative expenses	(12,657)	(8,742)	(3,915)
Selling and distribution expenses	(21,302)	(13,417)	(7,885)
Other expenses	(1,527)	(2,034)	507
Fair value gain of warrant liability	34,900	—	34,900
Finance costs	(994)	(38)	(956)

Loss before tax	(41,087)	(80,899)	39,812

Income tax expense	—	—	—

Loss for the period	$(41,087)	$(80,899)	$39,812

Revenue

Revenue for the three months ended March 31, 2022 was US$40.8 million compared to US$13.7 million for the three months ended March 31, 2021. US$27.1 million out of the increase of US$27.1 million was due to additional milestone achieved pursuant to our agreement with Janssen in the first quarter of 2022. The remaining $0.04 million increase in revenue was sales-based royalties using an exclusive licensing of certain patents to a related party.

Milestone payments are constrained and only included as customer consideration for revenue recognition when it is highly probable that the associated milestone will be achieved, typically when the triggering event occurs.

We did not generate any revenue from product sales as of March 31, 2022.

Operating Expenses

Research and Development Expenses

Research and development expenses for the three months ended March 31, 2022 were US$81.3 million compared to US$71.1 million for the three months ended March 31, 2021. This increase of US$10.2 million was primarily due to a higher number of clinical trials with more patients enrolled and a higher number of research and development activities in cilta-cel and for other pipelines in the first quarter of 2022.

Administrative Expenses

Administrative expenses for the three months ended March 31, 2022 were US$12.7 million compared to US$8.7 million for the three months ended March 31, 2021. The increase of US$4.0 million was primarily due to our expansion of supporting administrative functions to facilitate continuous research and development activities as well as activities to establish elements of a commercialization infrastructure.

Selling and Distribution Expenses

Selling and distribution expenses for the three months ended March 31, 2022 were US$21.3 million compared to US$13.4 million for the three months ended March 31, 2021. This increase of US$7.9 million was primarily due to increased costs associated with commercial preparation activities for cilta-cel.

Other Income and Gains

Other income and gains for the three months ended March 31, 2022 were US$1.0 million compared to US$0.7 million for the three months ended March 31, 2021. The increase of US$0.3 million was primarily due to more interest income earned in first quarter of 2022.

Other Expenses

Other expenses for the three months ended March 31, 2022 were US$1.5 million compared to US$2.0 million for the three months ended March 31, 2021. The decrease of US$0.5 million was primarily due to less foreign currency exchange loss in first quarter of 2022.

Fair Value Gain of Warrant Liability

Fair value gain of warrant liability for the three months ended March 31, 2022 was caused by changes of fair value of a warrant, which was issued to an institutional investor through a private placement in May 2021 with an initial fair value of $81.7 million at the issuance date. The warrant was assessed as a financial liability with a fair value of $87.9 million as of December 31, 2021 and a fair value of $53.0 million as of March 31, 2022.

Finance Costs

Finance costs for the three months ended March 31, 2022 were US$1.0 million compared to US$0.04 million for the three months ended March 31, 2021. The increase was primarily due to interest for advance funding, which is interest-bearing borrowings funded by Janssen under the parties’ collaboration agreement.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and operating losses for the foreseeable future as we advance the preclinical and clinical development of our research programs and product candidates. We expect that our research and development, general and administrative expenses and selling and distribution expenses will increase in connection with conducting additional clinical trials and preclinical studies for our current and future research programs and product candidates, contracting with CMOs to support clinical trials and preclinical studies, expanding our intellectual property portfolio, and providing general and administrative support for our operations. As a result, we will need additional capital to fund our operations, which we may obtain from additional equity or debt financings, collaborations, licensing arrangements or other sources.

With the exception of our first product, CARVYKTI™, which was approved by the FDA on February 28, 2022 for the treatment of adults with relapsed or refractory multiple myeloma who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody, we do not currently have any approved products and we did not generate any revenue from product sales as of March 31, 2022. From inception through March 31, 2022, we have funded our operations primarily with:

•	$3.9 million in capital contributions from GenScript;

•	$160.5 million in gross proceeds from the sale of our Series A Preference Shares;

•	$600 million in upfront and milestone payments from Janssen under our collaboration and license agreement;

•	$450.1 million in net proceeds from our IPO and an additional concurrent $12 million private placement with GenScript;

•	$300 million in net proceeds from our private placement to an investor and related warrant issuance in May 2021;

•	$323.4 million in net proceeds from our public offering of ADSs that closed in December 2021; and

•	$125.0 million in advances from Janssen under our collaboration and license agreement.

As of March 31, 2022, we had $377.8 million of cash and cash equivalents, $288.2 million of time deposits, $30 million of financial assets measured at amortized cost, $100.0 million of financial assets at fair value through profit or loss, and accumulated losses of $858.1 million.

Certain of our subsidiaries, including those registered as wholly foreign-owned enterprises in China, are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital. Under PRC regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Although we do not currently require any such dividends from our PRC subsidiaries to fund our operations, should we require additional sources of liquidity in the future, such restrictions may have a material adverse effect on our liquidity and capital resources. For more information, see “Item 4.B-Business Overview—Government Regulation—PRC Regulation—Other PRC National- and Provincial-Level Laws and Regulations—Regulations Relating to Dividend Distributions” in our Annual Report.

Cash Flows

The following table shows a summary of our cash flow:

	Three months ended March 31,
	2022	2021
	(in thousands)
Net cash used in operating activities	$(78,687)	$(26,787)
Net cash used in investing activities	(232,500)	(17,150)
Net cash from financing activities	25	207

Net decrease in cash and cash equivalents	$(311,162)	$(43,730)

Operating Activities

Net cash used in operating activities for the three months ended March 31, 2022 was US$78.7 million, primarily as a result of net loss before tax of US$64.4 million after adjusting for non-cash items, and changes in operating assets and liabilities. Non-cash items mainly include US$34.9 million of fair value gain of warrant liability, US$5.7 million of equity-settled share-based compensation expense, and US$3.2 million of depreciation expense of property, plant and equipment. Changes in operating assets and liabilities mainly include a decrease of US$21.9 million in other payables and accruals mainly due to payment of collaboration expenses and decrease in accrual of collaboration expense; and offset by an increase of US$9.2 million in contract liabilities.

Net cash used in operating activities for the three months ended March 31, 2021 was US$26.8 million, primarily as a result of net loss before tax of US$73.1 million after adjusting for non-cash items, and changes in operating assets and liabilities. Non-cash items are mainly from US$2.3 million of equity-settled share-based compensation expense and $US2.8 million of depreciation expense of property, plant and equipment. Changes in operating assets and liabilities mainly include a decrease of US$75.0 million in trade receivables related to receipt of milestone payments, offset by a decrease of US$17.0 million in contract liabilities and a decrease of US$15.7 million in other payables and accruals mainly due to payment of collaboration expense and decrease in accrual of collaboration expense.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2022 was US$232.5 million, consisting primarily of purchases of property, plant and equipment of US$12.1 million, purchase of financial assets at fair value through profit or loss of US$100.0 million, and a net increase in time deposit of US$120.0 million.

Net cash used in investing activities for the three months ended March 31, 2021 was US$17.2 million, consisting primarily of US$15.4 million in purchases of property, plant and equipment and US$1.8 million in purchase of intangible assets.

Financing Activities

Net cash from financing activities for the three months ended March 31, 2022 was US$0.03 million, consisting primarily of proceeds from exercise of share options of US$0.46 million, partially offset by principal portion of lease payments of US$0.43 million.

Net cash from financing activities for the three months ended March 31, 2021 was US$0.21 million, consisting primarily of proceeds from exercise of share options of US$0.38 million, partially offset by principal portion of lease payments of US$0.17 million.

Capital Expenditure

Our capital expenditures for the three months ended March 31, 2022 and 2021 amounted to US$14.1 million and US$12.8 million, respectively. These expenditures primarily consisted of property, plant, equipment and intangible assets.

Funding Requirements

The following table sets forth our contractual obligations and commitments as of March 31, 2022:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Lease obligations	$1,036	$1,371	$452	$268	$3,127
Capital commitments	$16,457	$5,480	—	—	$21,937

Total	$17,493	$6,851	$452	$268	$25,064

This includes capital commitments, as well as payments due under operating leases for our facilities in New Jersey, Ireland and China.

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.

We also enter into cancelable contracts in the normal course of business with CROs for clinical trials, preclinical studies, manufacturing and other services and products for operating purposes.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, following FDA’s approval of CARVYKTI™, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of potential collaborators. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

Although consequences of the COVID-19 pandemic and resulting economic uncertainty could adversely affect our liquidity and capital resources in the future, and cash requirements may fluctuate based on the timing and extent of many factors such as those discussed below, we currently expect our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of product discovery, preclinical studies and clinical trials;

•	the scope, prioritization and number of our research and development programs;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	our ability to establish and maintain collaborations on favorable terms, if at all;

•	the achievement of milestones or occurrence of other developments that trigger payments under the collaboration agreement with Janssen and any other collaboration agreements we enter into;

•	the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under collaboration agreements, if any;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the extent to which we acquire or in-license other product candidates and technologies;

•	the costs of securing manufacturing arrangements for commercial production; and

•	the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory approvals to market our product candidates.

In addition to cilta-cel, we have a broad portfolio of earlier-stage product candidates. Identifying potential product candidates and conducting preclinical studies and clinical trials is a time- consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of product candidates that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, holders of our ADSs will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market that we would otherwise prefer to develop and market ourselves.

See “Overview” above for further information on the advances we receive from the Janssen Agreement.

Quantitative and Qualitative Disclosures About Market Risk

Our cash is held in readily available checking accounts and time deposits. These securities are generally not dependent on interest rate fluctuations that may cause the principal amount of these assets to fluctuate. As a result, a change in market interest rates would not have any significant impact on our cash balance.

Pursuant to our collaboration and license agreement with Janssen, the advances we receive from Janssen accrue interest at the rate of LIBOR plus 2.5%. Accordingly, changes in LIBOR could result in fluctuations in our cash flows. For example, based on the US$125 million aggregate principal amount of advances outstanding from Janssen as of March 31, 2022, a 0.5% (fifty basis point) per annum increase in LIBOR would result in an additional US$0.6 million per year in interest payable by Legend Biotech.

We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2021 and 2020. Inflation generally affects us by increasing our cost of labor and clinical trial costs and our operations may be adversely affected by inflation in the future.

We also do not believe that we are exposed to any material foreign currency exchange rate risk.

Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements.